AP 3/10

*KH 3/8

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH. D.C.
200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19412

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Kampen Funds Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Greenway Plaza, Suite 100
(No. and Street)

Houston	TX	77046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Annette Lege 404-439-3462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr. Blvd.	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11018891

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/15

OATH OR AFFIRMATION

I, David Hartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Kampen Funds Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

[signature: Wynelle F. Bentley]
Notary Public

WYNELLE F. BENTLEY GEORGIA COWETA COUNTY NOTARY PUBLIC MY COMMISSION EXPIRES MAY 31, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Van Kampen Funds Inc.

Statement of Financial Condition

December 31, 2010

Contents

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm

The Directors
Van Kampen Funds Inc.

We have audited the accompanying statement of financial condition of Van Kampen Funds Inc. (the Company), as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Van Kampen Funds Inc., at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2011

1102-1233467

Van Kampen Funds Inc.

Statement of Financial Condition

December 31, 2010
(In Thousands of Dollars, Except Share Data)

Assets		
Cash and cash equivalents	$	30,702
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements		14,870
Financial instruments owned, at fair value:		
U.S. state and political subdivisions securities		9,901
Corporate equities		1,184
Unit investment trusts		4,035
Investment in partnership		97
		15,217
Receivables:		
Customers		31,831
Brokers, dealers and clearing organizations		33,902
Fees, interest and other		127
		65,860
Goodwill		1,500
Intangible assets, net		38,597
Other assets		190
Total assets	$	166,936
Liabilities and stockholder's equity		
Liabilities:		
Short-term borrowings from affiliates	$	5,451
Financial instruments sold, not yet purchased, at fair value:		
Corporate equities		673
Unrealized depreciation on derivative contracts		51
		724
Payables:		
Customers		30,852
Brokers, dealers and clearing organizations		38,173
		69,025
Deferred tax liabilities, net		13,977
Other liabilities and accrued expenses		2,686
Total liabilities		91,863
Stockholder's equity:		
Common stock ($100 par value, 2,500 shares authorized, issued and outstanding)		250
Additional paid-in capital		60,671
Retained earnings		14,152
Total stockholder's equity		75,073
Total liabilities and equity	$	166,936

See accompanying notes.

1. Introduction and Basis of Presentation

The Company

Van Kampen Funds Inc. (the Company) is a Delaware corporation and a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a sponsor of Unit Investment Trusts (UITs). The Company is a wholly owned subsidiary of Van Kampen Investments Inc. (the Parent), which is a wholly owned indirect subsidiary of IVZ, Inc. (IVZ). IVZ is ultimately owned by Invesco Ltd., a publicly traded holding Company that, through its subsidiaries, is primarily engaged in investment management worldwide. The Company's products are sold by unaffiliated distributors and by subsidiaries of IVZ.

Business Combination and Integration

On June 1, 2010, Invesco Ltd. acquired from Morgan Stanley its retail asset management business, including the Company (the Acquisition). Effective as of that date, the distribution of Van Kampen open and closed end funds (collectively, the Funds) was transitioned to an affiliate, Invesco Distributors, Inc. and after June 1, 2010, the Company now acts solely as the sponsor of UITs.

The transaction was accounted for by Invesco Ltd. under the acquisition method of accounting in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 805, *Business Combinations*. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of the transaction. The goodwill resulting from the Acquisition is attributable to the synergies Invesco Ltd. expects to arise as a result of the Acquisition. Intangible assets, deferred taxes, and certain liabilities assumed were also deemed attributable to the Company and therefore reflected on its statement of financial condition.

The purchase accounting adjustments are preliminary and subject to revision. At this time, except for the items noted below, the Company does not expect material changes to the value of the assets acquired and liabilities assumed in conjunction with the transaction. As management receives additional information, deferred income taxes and liabilities and other assets, due from and to related parties, and other liabilities may be adjusted as a result of changes in the purchase accounting and applicable tax rates.

(Dollars in Thousands)

1. Introduction and Basis of Presentation (continued)

Basis of Financial Information

The statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles and in the opinion of management reflect all adjustments necessary for a fair statement of financial condition.

All amounts reflected in this statement of financial condition are presented in thousands of dollars except where indicated.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Consolidations

The Company's policy is to consolidate UITs in which the Company has a controlling financial interest. There were no consolidated UITs as of December 31, 2010.

2. Summary of Significant Accounting Policies (continued)

Goodwill

Goodwill represents amounts attributable to the workforce synergies the Company expects to arise as a result of the Acquisition. Goodwill is not amortized and is tested for impairment on an annual basis, or more often if events or circumstances indicate that impairment may exist. If the carrying amount of the reporting unit exceeds its fair value (the first step of the goodwill impairment test), then the second step is performed to determine if goodwill is impaired and to measure the amount of the impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized in an amount equal to that excess. For impairment purposes, the fair value of the reporting unit is determined using a discounted cash flow model and the annual measurement date is October 1. We have determined that we have one operating and reportable segment. The Company evaluated the components of its business and has determined that it has one reporting unit for purposes of goodwill impairment testing.

Intangible Assets

Intangible assets identified on the acquisition of a business are capitalized separately from goodwill if the fair value can be measured reliably on initial recognition (transaction date). If they are finite-lived, the intangible assets are amortized and recorded as operating expenses on a straight-line basis over their useful lives, which reflects the pattern in which the economic benefits are realized. The Company considers its own assumptions, which require management's judgment, about renewal or extension of the term of the arrangement, consistent with its expected use of the asset. A change in the useful life of an intangible asset could have a significant impact on the Company's amortization expense. Where evidence exists that the underlying assets are renewed annually at little or no cost to the Company, the intangible asset is assigned an indefinite life and reviewed for impairment on an annual basis. The Company reevaluates the useful life determination for intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining useful life or an indication of impairment.

Definite-lived intangibles are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable (i.e., carrying amount exceeds the sum of the fair value of the intangible). Intangible assets not subject to amortization

2. Summary of Significant Accounting Policies (continued)

are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The fair value of intangible assets is determined using a discounted cash flow analysis.

Related-Party Transactions

Fund Distribution Costs

The sale of Company sponsored UITs that involve a deferred sales charge to the purchaser of those products results in deferred sales charge receivables, which are due to the Company from the UITs. The Company sells the deferred sales charge receivables to its Parent at cost.

Short-Term Borrowings

Short-term borrowings from affiliates are unsecured and are payable on demand. The balance consists primarily of intercompany funding from IVZ, as well as other intercompany payables.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments in affiliated money market funds.

Cash Deposited with Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements includes cash segregated in compliance with federal and other regulations and represent the clearing fund requirement held with the National Securities Clearing Corporation and Depository Trust & Clearing Corporation. It also includes a certificate of deposit segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments and Fair Value

All of the Company's financial instruments are carried at fair value with changes in fair value recognized in earnings each period. A description of the Company's policies regarding fair value measurement and its application to these financial instruments follows:

Financial Instruments Measured at Fair Value

All of the instruments within Financial instruments owned and Financial instruments sold, not yet purchased, are measured at fair value. These instruments primarily represent the Company's trading and investment activities.

The Company, as sponsor of UITs, selects and holds various debt and equity securities to be used in a trust. The Company transfers the securities to the trust and receives a beneficial interest in the trust backed by the securities, or UITs. The Company has continuing involvement with the securities upon transfer of the securities to the trust and the Company does not provide the trust with any substantive rights to control, pledge, or exchange the securities. Accordingly, all such transfers to the trust are accounted for as secured borrowings, rather than sales, by the Company. Generally, the Company's transfer of the securities to the trust and receipt of the UITs from the trust occurs simultaneously. The Company classifies the various debt and equity securities held by major security type within the Statement of Financial Condition. The Company classifies the units received from the trust within Investments-UITs in the Statement of Financial Condition. In situations in which the Company owns more than 50% of the units in the trust, the trust is consolidated.

Fair Value Option

The fair value option permits the irrevocable fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has not elected the fair value option for any financial instruments.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

  An example of assets and liabilities utilizing Level 1 inputs includes corporate equities.

- Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

  An example of assets and liabilities utilizing Level 2 inputs includes investments, certain corporate and other debt, and certain derivative contracts.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

  An example of assets and liabilities utilizing Level 3 inputs includes certain derivative contracts.

2. Summary of Significant Accounting Policies (continued)

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 (see Note 3). In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those the Company believes that market participants would use in pricing the asset or liability at the measurement date. Refer to Note 3 for product-specific valuation techniques.

Receivables and Payables – Customers

Receivables and payables due to/from customers represents unsettled trades of securities and UITs, which are recorded on a trade date basis and unsettled fees and letters of credit associated with the creation and sale of UITs.

(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Receivables and Payables – Brokers, Dealers, and Clearing Organizations

Receivables and payables due to/from brokers, dealers and clearing organizations represent unsettled trades of securities and UITs, which are recorded on a trade date basis.

Income Taxes

For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by IVZ. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IVZ. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company does not have any unrecognized tax benefits as of December 31, 2010.

Concentration of Credit Risk

The Company is engaged in brokerage activities in which counterparties primarily include broker-dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Accounting Pronouncements Recently Adopted and Pending Accounting Pronouncements

In June 2009, the FASB issued Statement No. 166, *Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140* (FASB Statement No. 166), which addresses the effects of eliminating the qualifying special-purpose entity concept from FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* (FASB Statement No. 140), and will generally subject those entities to the consolidation guidance applied to other VIEs as provided by FASB Statement No. 167, *Amendments to FASB Interpretation* No. 46(R) (FASB Statement No. 167). FASB Statement No. 166 is now encompassed in ASC Topic 860. FASB Statement No. 167 is now encompassed in ASC Topic 810. Specifically, FASB Statement No. 166 introduces the concept of a participating interest, which will limit the circumstances where the transfer of a portion of a financial asset will qualify as a sale, assuming all other derecognition criteria are met, and clarifies and amends the derecognition criteria for determining whether a transfer qualifies for sale accounting. FASB Statement No. 166 was applied prospectively to new transfers of financial assets occurring on or after January 1, 2010. SFAS No. 167 amends FASB Interpretation No. 46, as revised (FIN 46R), *Consolidation of Variable Interest Entities*, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance.

Neither the adoption of SFAS No. 166 nor SFAS No. 167 had a material impact on the Company's statement of financial condition.

In January 2010, the FASB issued Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements* (ASU 2010-06). ASU 2010-06 amends Topic 820 to require a number of additional disclosures regarding fair value measurements. Specifically, ASU 2010-06 requires entities to disclose: (1) the amount of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers; (2) the reasons for any transfers in or out of Level 3; and (3) information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances, and settlements on a gross basis. ASU 2010-06 also clarifies existing fair value disclosures about the appropriate level of

2. Summary of Significant Accounting Policies (continued)

disaggregation and about inputs and valuation techniques for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company has made the required disclosures in Note 3.

3. Fair Value Disclosure

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures*. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Cash Equivalents

Cash equivalents include cash investments in money market funds. Cash investments in money market funds are valued under the market approach through the use of quoted market prices in an active market, which is the net asset value of the underlying funds, and are classified within Level 1 of the valuation hierarchy.

Corporate Equities

The Company temporarily holds investments in corporate equities for purposes of creating a UIT. Corporate equities are valued under the market approach through use of quoted prices on an exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2.

3. Fair Value Disclosure (continued)

Partnerships

This category consists of the Company's stake in an affiliated partnership investing in publicly traded equities. The fair value of the investment in this category has been estimated using the net asset value of the Company's ownership interest in partners' capital. Partnerships are categorized in Level 2 of the fair value hierarchy.

UITs

The Company holds units of its sponsored UITs at period-end for sale in the primary or secondary market. Equity UITs are valued under the market approach through use of quoted prices on an exchange. Fixed income UITs are valued using recently executed transaction prices, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used is for the same maturities as the underlying bonds. If the spread data does not reference the issuers, then data that references comparable issuers is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default spreads, and recovery rates based on collateral value as key inputs. Depending on the nature of the inputs, these investments are categorized as Level 1, 2, or 3.

Corporate Debt

Corporate debt consists of corporate bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default spreads, and recovery rates based on collateral value as key inputs. Depending on the nature of the inputs, these investments are categorized as Level 1, 2, or 3.

U.S. Government and Agency Securities

U.S. government and agency securities are valued under the market approach through the use of quoted prices in an active market and are classified within Level 1 of the valuation hierarchy.

3. Fair Value Disclosure (continued)

U.S. State and Political Subdivision Securities

U.S. state and political subdivision (collectively, municipals) securities are valued using recently executed transaction prices, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used is for the same maturities as the underlying bonds. If the spread data does not reference the issuers, then data that references comparable issuers is used. When observable price quotations are not available, fair value is determined based on cash flow markets with yield curves, bond or single-name credit default spreads, and recovery rates based on collateral value as key inputs. Municipals are generally categorized in Level 2 of the fair value hierarchy.

UIT-Related Derivative Contracts

The Company uses U.S. Treasury futures, which are types of derivative financial instruments, to economically hedge fixed income UIT inventory and securities in order to mitigate market risk. Open futures contracts are marked to market daily through earnings, which is recorded in the Company's statement of income in Principal transactions, along with the mark-to-market on the underlying trading securities held. Fair values of derivative contracts in an asset position are included in Financial instruments owned, at fair value in the Company's statement of financial condition. Fair values of derivative contracts in a liability position are included in Financial instruments sold, not yet purchased, at fair value in the Company's statement of financial condition. These derivative contracts are valued under the market approach through use of quoted prices in an active market and are classified within Level 1 of the valuation hierarchy. These transactions are recorded as financial instruments sold, not yet purchased, and are valued in the same manner as corporate equities.

(Dollars in Thousands)

3. Fair Value Disclosure (continued)

The following table presents, for each of the hierarchy levels described above, the carrying value of the Company's assets and liabilities, including major security type for equity and debt securities, which are measured at fair value on the face of the statement of financial condition as of December 31, 2010.

	As of December 31, 2010			
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash equivalents:				
Money market funds	$ 30,000	$ 30,000	$ –	$ –
Financial instruments owned:				
U.S. state and political subdivisions securities	9,901	–	9,901	–
Corporate equities	1,184	1,184	–	–
Investment in partnership	97	–	97	–
UITs:				
Fixed income	3,449	3,449	–	–
Equity	586	586	–	–
Total financial instruments owned	$ 45,217	$ 35,219	$ 9,998	$ –
Liabilities				
Financial instruments sold, not yet purchased:				
Corporate equities	(673)	(673)	–	–
Derivative contracts – treasury futures	(51)	(51)	–	–
Financial instruments sold, not yet purchased	$ (724)	$ (724)	$ –	$ –

The Company had no transfers between Level 1 and Level 2 during 2010.

(Dollars in Thousands)

3. Fair Value Disclosure (continued)

Changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the period ended December 31, 2010, are as follows:

	Beginning Balance	Total Realized and Unrealized Gains or (Losses)	Purchases, Sales, and Other Settlements and Issuances, Net	Net Transfers in and/or (Out) of Level 3	Ending Balance	Unrealized Gains or (Losses) for Level 3 Assets/ Liabilities Outstanding at December 31, 2010
Liabilities						
Financial instruments sold, not yet purchased:						
Unrealized depreciation on derivative contracts	$ (461)	$ (37)	$ 498	$ –	$ –	$ –

4. Intangible Assets

The following table presents the major classes of the Company's intangible assets at December 31, 2010:

	Weighted-Average Amortization Period (In Years)	Gross Book Value	Accumulated Amortization	Net Book Value
Customer relationships	12.0	$ 40,000	$ (1,945)	$ 38,055
Technology	1.0	1,300	(758)	542
Total		$ 41,300	$ (2,703)	$ 38,597

Customer relationships primarily relate to UIT-specific distribution relationships that exist with third-party brokers. Technology primarily relates to UIT-specific software. Intangible assets are amortized and recorded as operating expenses on a straight-line basis over their useful lives, from 1 to 12 years, which reflects the pattern in which the economic benefits are realized. The company considers its own assumptions, which require management's judgment, about renewal or extension of the term of the arrangement, consistent with its expected use of the asset.

(Dollars in Thousands)

5. Goodwill

The 2010 annual impairment review determined that no impairment existed at the review date. As the test concluded that the fair value was above the carrying value, there was no need to proceed to step two of the goodwill impairment test, which would require separately valuing each class of asset and liability.

6. Derivative Instruments and Hedging Activities

The Company manages its positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (e.g., futures). The Company manages the market risk associated with its hedging activities on a Company-wide basis and on an individual product basis.

The following table summarizes the fair value of derivative instruments not designated as accounting hedges by type of derivative contract on a gross basis as of December 31, 2010. Fair values of derivative contracts in a liability position are reflected in Financial instruments sold, not yet purchased—unrealized depreciation on derivative contracts in the Statement of Financial Condition.

	Liabilities at December 31, 2010	
	Fair Value	**Notional**
Derivatives not designated as accounting hedges:		
Futures contracts	$ 51	$ 9,226
	$ 51	$ 9,226

7. Cash Deposited with Clearing Organizations or Segregated

Cash deposited with clearing organizations or segregated includes a certificate of deposit of $3,500. It also includes cash held in the amount of $11,370 as a margin requirement for the hedging of equity and fixed income UITs as well as cash to cover the value of short positions held with the brokers.

(Dollars in Thousands)

8. Commitments and Contingencies

Underwriting Commitments and Letters of Credit

In the normal course of business, the Company enters into when-issued, delayed delivery and underwriting commitments. At December 31, 2010, there was $2,593 of outstanding net purchase commitments. As a result of these commitments the Company enters into standby letters of credit with a bank as part of its contractual commitment to deliver securities to the UITs that it sponsors. At December 31, 2010, approximately $2,593 was outstanding under these agreements with expiration dates ranging from March 10, 2011 through March 23, 2011. The Company is charged an annual interest rate of 1.0% on amounts outstanding. These credit agreements are unsecured and do not contain restrictive covenants.

Legal

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions, and other litigation, arising in connection with its activities as a global diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages.

In American Contractor v. Margolis et al., a complaint was served on the Company on August 21, 2009, alleging that the Company and other co-defendants permitted funds to be withdrawn from a guardianship estate fund without requiring proper authorizations. The losses to the accounts held for the guardianship estate fund among the three banks combined totaled approximately $1.2 million; however, the portion relating to the accounts in the Van Kampen Funds was approximately $200,000. An Amended Complaint was filed on March 11, 2010, and the Company answered on April 15, 2010. A settlement agreement is being reached in this matter.

The Company is also involved, from time to time, in other reviews, investigations, and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions, or other relief.

(Dollars in Thousands)

8. Commitments and Contingencies (continued)

On January 24, 2011, the Company entered into a Letter of Acceptance Waiver and Consent (Settlement) with Financial Industry Regulatory Authority (FINRA). The Company accepted and consented; without admitting to or denying the FINRA finding of a violation of NASD Rule 2110. The findings state the Company did not inform investors purchasing Unit Investment Trusts (UITs) through its In-Kind Exchange programs the manner in which a discounted sales charge would be assessed, and investors could have concluded from the disclosures made that they were eligible to receive certain sales charge discounts when, in fact, such discounts did not apply to the In-Kind Exchange programs. The firm has remediated approximately 4,600 customers who paid more than the exchange discount described in the prospectus, approximately $200,000 including interest, and prospectuses were updated to disclose the In-Kind Exchange discount fully and accurately. Van Kampen also consented to the imposition of a censure and a $150,000 fine as settlement with FINRA.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters; how or if such matters will be resolved; when they will ultimately be resolved; or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not probable that the outcome of such pending matters will have a material adverse effect on the financial condition of the Company.

9. Regulatory Requirements

The Company is a registered broker-dealer, and accordingly, is subject to the net capital rules of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Under these rules the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At December 31, 2010, the Company's net capital was $42,401, which was $42,151 in excess of its required minimum net capital.

(Dollars in Thousands)

9. Regulatory Requirements (continued)

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rule of the SEC.

10. Income Taxes

Deferred and current taxes are provided at the statutory rate in effect during the year (35%) by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. The effective tax rate was approximately 37% due primarily to the effect of non-deductible expenses and state taxes. As a result of the Acquisition, the Company recorded an estimated deferred tax asset associated with deferred compensation of $1,205. The short-term deferred tax asset of $290 related to the deductibility of accrued bonus and litigation. The long-term deferred tax asset of $1,586 relates to the deductibility of share based compensation for federal tax purposes. The long term deferred tax liability of $15,853 relates to the deductibility of amortization on the Company's intangible assets.

A reconciliation of the Company's net deferred tax liability is shown in the table below:

Short-term deferred tax assets	$ 290
Long-term deferred tax assets	1,586
Deferred tax liabilities	(15,853)
Net deferred tax liability	$ (13,977)

The Company is subject to income tax examinations by various taxing authorities. The Company is no longer subject to income tax examinations by the primary tax authorities for years prior to 2004.

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Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Directors
Van Kampen Funds Inc.

In planning and performing our audit of the statement of financial condition of Van Kampen Funds Inc. (the Company), as of December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c303(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

ERNST & YOUNG

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2011

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

STATEMENT OF FINANCIAL CONDITION

Van Kampen Funds Inc.
As of December 31, 2010
With Reports of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Ernst & Young LLP

ERNST & YOUNG